Mail Stop 4561

April 25, 2007

Stephen Halpin, Jr.
Chief Financial Officer
B. F. Saul Real Estate Investment Trust
7501 Wisconsin Avenue
Bethesda, Maryland 20814

      RE: **B. F. Saul Real Estate Investment Trust**
             Form 10-K for Fiscal Year Ended September 30, 2006
             Filed December 19, 2006
             File No. 001-07184

Dear Mr. Halpin,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Paul Cline
             Senior Accountant